Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Petroleum Corporation interim operational update

    CALGARY, Nov. 1 /CNW/ - Compton Petroleum Corporation ("Compton" or the
"Company") is pleased to provide an interim operational update of activities to the end of October 2007.
    In a news release dated July 11, 2007 we outlined our plans for the remainder of 2007 and the longer term direction for the Company. At that time,
Mr. Sapieha, Compton's President and CEO, said, "2007 is the year during which all the elements necessary for the Company's next phase of growth will be put in place. We view 2007 as a transition year for Compton, a year in which the stage is set for the large well counts that are necessary for production growth and the realization of the value inherent in our natural gas resource plays." Our overall strategy was that of focusing entirely on the four natural gas resource plays in two core areas in southern and central Alberta.

    <<
    We also stated that industry conditions were such that mid 2007 was the time to implement this initiative given:

    -   our increasing understanding and confidence in our natural gas resource plays,
    -   the strength of our resource teams and ability to attract talented professionals,
    -   an improving industry cost structure,
    -   favourable regulatory developments relating to down-spacing and production commingling,
    -   opportunities to expand in core areas at reasonable costs, and
    -   an expectation of strengthening natural gas prices.

    Key elements of this strategy included:

    -   an expanded drilling program,
    -   the hiring of essential technical and management staff to execute on our strategy,
    -   the longer term procurement of goods and services at favourable fixed costs, and
    -   the divestment of non-core properties and the redeployment of this capital to our core resource plays, including strategic acquisitions where available.

    Since July we have concentrated on the implementation of this strategy and have successfully executed on a number of the key elements. We have made considerable progress towards positioning Compton to realize on its potential developed over the past years:

    -   we have demonstrated our ability to manage large drilling programs;
        we ramped-up our program during the third quarter, drilling 130 wells during the period, 57 of which were drilled in the month of
        September,
    -   we have added to our technical and professional teams necessary to manage increased activity,
    -   we have closed on 60% of our planned second half divestments, and
    -   through strategic acquisitions we have expanded our core areas including facilities, infrastructure, and seismic data.
    >>

    The continued weakness in natural gas prices, affecting the industry as a whole, and uncertainty as to the timing of a recovery is currently a restraining factor in the implementation of our longer-term plans.
Additionally, the very rapid appreciation of the Canadian dollar has compounded commodity price weakness in Canada.
    Our industry has always been cyclical in nature and has experienced downturns in the past. Compton remains very confident in the value inherent in its properties and that our near and long-term strategy to realize on this value is sound. We have the operational flexibility to adjust our activities in response to changing industry and economic circumstances. We are bullish on the longer term outlook for natural gas prices and our challenge is that of managing our affairs to ensure that Compton is well positioned to realize on the recovery when it occurs.
    The following summarizes our plans to meet this challenge and our activities during the past four months.

    Operations

    During the third quarter, with the onset of improving field conditions, we ramped up our drilling program, drilling a total of 130 wells during the quarter as compared to the 84 wells drilled in the entire first half of 2007.
To October 25, 2007 we have drilled a total of 265 wells, including 185 Belly
River wells of which 100 were drilled in the third quarter.
    The third quarter program included 15 wells targeting deeper formations at Niton, Hooker, and Caroline with very positive results. In central Alberta, we are expanding our horizontal drilling program. Two mid-year wells drilled in this area are currently producing approximately 5.5 mmcf/d and 10.5 mmcf/d, respectively. Recently, we have acquired another half township of land in the
Niton area, and we are currently completing two horizontal wells. We have just finished one horizontal well that has set-up eight to ten further offset wells for the company.
    Keying on our horizontal drilling success and knowledge gained at Niton, we now plan to drill up to two horizontal wells at Hooker by year end, with these wells supplying us with 13 offset locations. The two horizontal wells could replace between three and four vertical wells.
    At Caroline, we drilled five successful wells during the third quarter.
Similar to Niton, these wells targeted the Gething and Rock Creek formations and results to date indicate Caroline to be a promising development area for the Company.
    On the facilities front we have been very active. In the Niton area we completed the expansion of our gas handling systems including the installation of compression and dehydration facilities and the twinning of a pipe line to the Rosevear gas plant. This operation increased our gas handling capacity to approximately 31 mmcf/d and will accommodate new production from the area resulting from recent drilling success. In southern Alberta, we completed a major river crossing pipeline project that will facilitate the tie-in of 21 standing Belly River gas wells as well as 25 additional wells planned for the area in the fourth quarter. Additionally, key compression projects have been completed at Clairsholm and are underway at Brant in southern Alberta. We have tied-in 54 Belly River wells since July 1, 2007 and have an additional existing 132 wells scheduled for tie-in prior to year-end. Currently 13 pipeline and facility crews are in the field working to place this production on-stream.

    Technical Teams

    We have continued to strengthen our technical and professional teams.
Since July, we've added 25 new staff to bolster our engineering, land, geology, and operations teams.

    Property Divestments

    Key to our overall strategy is the redeployment of capital from non-core properties into our resource plays. On September 27, 2007 we closed the sale of our Peace River Arch oil assets at Worsley, for total cash proceeds of
$270 million before closing adjustments. This sale price equates to
$77,143/boe/d of production and $23.49/boe of proved reserves and $17.88/boe of proved plus probable reserves. These proceeds were used to pay down bank debt.
    We continue to work on the divestment of our other major oil asset at
Cecil, as well as other minor property dispositions. We now target these divestments to be completed by year end or early in the new-year. Sale of these assets will initially reduce our bank debt and provide funding for our ongoing programs. These divestments will also facilitate the redeployment of personnel and other Company resources to our focus natural gas plays.

    Acquisitions

    The industry down-turn and changes to the Royalty Trust taxation structure have resulted in opportunities within our core areas. Consistent with our strategy of focusing on and expanding in these areas, we have capitalized on these opportunities through two acquisitions: Stylus Energy
Inc. that closed during the 3rd quarter, and WIN Energy Inc. that is scheduled to close later this month. These low cost, strategic acquisitions complement our existing core assets in terms of land, production, and infrastructure.
Additionally, each of these additions further add to our existing in-house, proprietary seismic database, and will assist in our Company's future growth.

    Liquidity and Capital Resources

    Our authorized syndicated credit facility remains at $500 million. The facility is a borrowing based facility and, reflective of the quality of our assets, has not been reduced as a result of the Worsley divestment. We have drawn $245 million on the facility to the end of October 2007.
    Currently we have $450 million of US dollar denominated Senior Notes outstanding. The notes were issued in 2005 and 2006 and are due in 2013. The strengthening of the Canadian dollar, against that of the US, has resulted in the Company recognizing an unrealized foreign exchange gain in relation to the
US dollar denominated notes. On October 26 and 31, 2007 we entered into foreign exchange forward contracts to purchase US$450 million for
C$436 million, effectively crystallizing a total foreign exchange gain of approximately $91.7 million.

    Q4 2007

    We have continued to execute on our business plan and are satisfied with our progress to date. Our plans, as set out in July 2007, anticipated a strengthening of natural gas prices. Although we remain bullish on the longer-term outlook for natural gas, the current protracted weakness in prices has negatively affected returns. This is particularly the case with our lower productivity shallow Belly River play. As a result, we are taking a more prudent approach to our drilling program for the fourth quarter of the year.
We are reducing our drilling program by approximately 75 wells, 70% of which are Plains Belly River wells. While this is a very promising development area for the Company with years of low cost, low risk drilling opportunities, it offers only marginal returns at current prices.
    During the fourth quarter of 2007, we will focus on very low risk, higher productivity development wells in areas where returns are the most favourable.
Additionally, building on recent success, we plan to expand our horizontal drilling at Niton and Hooker which will replace a number of vertical wells with fewer horizontal wells. Our revised plans will result in total expenditures for the year, before acquisitions and divestment, being reduced by approximately $75 million.
    Importantly, our focus on higher productivity drilling and the tie-in of behind pipe production should enable us to meet our December 2007 exit guidance rate of 36,000 to 37,000 boe/d.
    Our revised drilling program will allow us to move forward with the development of our resource plays and position Compton for the future, while concurrently protecting the Company's balance sheet. We are focused on developing our resource base in a manner that will position Compton for the future and allow us to capitalize on higher natural gas prices when this commodity market recovers. We will continue with well selection and licensing activities such that we can quickly expand our drill program when appropriate.

    <<
    2007 Budget Update Summary
    --------------------------
                                                      2007         June 2007
                                            Revised Budget            Budget
                                          ----------------- -----------------
    Capital expenditures (before
     acquisitions & dispositions), $mm                $375              $450
    -------------------------------------------------------------------------
    Total planned wells, gross                         355               435
    -------------------------------------------------------------------------
    Cash flow from operations, $mm             $200 - $210       $210 - $220
    -------------------------------------------------------------------------
    Average production, boe/d             31,000 to 32,000  31,000 to 32,000
    -------------------------------------------------------------------------
    December 2007 average production,
     boe/d                                36,000 to 37,000  36,000 to 37,000
    -------------------------------------------------------------------------

    The Company's revised projected cash flow from operations is based upon the following commodity price assumptions for the fourth quarter of 2007.

                                          Benchmark Prices   Realized Prices
                                          ----------------- -----------------
    Natural gas, $/mcf                      AECO Cdn $6.23         Cdn $6.13
    -------------------------------------------------------------------------
    Crude oil, $/bbl                       WTI U.S. $79.83        Cdn $64.28
    -------------------------------------------------------------------------
    >>

    2008 and Beyond

    We are currently in the process of preparing our operational budgets for
2008 and will announce our plans for 2008 by mid December. We will also update our longer term plans at that time.

    Royalty Review

    The Government of Alberta recently announced proposed changes to the
Crown Royalty structure for the province. The changes will come into effect on
January 1, 2009 and relate to royalties payable on production from Crown mineral rights owned by the province. Although all details relating to the new structure are not as yet available, we have assessed their impact on Compton based upon current publicly available information.
    In very general terms, royalties will be calculated on a sliding scale basis giving effect to well production rates and commodity prices. At current price levels, Compton would realize a reduction in Crown royalties on shallow gas production from that currently assessed up to a price of approximately
$9.00 per mcf. Higher productivity wells will attract higher rates even at current price levels. There is no change in royalties and mineral taxes relating to production from freehold mineral rights. Looking forward, the increase in royalties for higher productivity wells will be somewhat mitigated by a deep gas royalty reduction based upon the measured depth of the well.
    Based upon our assessment to date and subject to further clarification by the Department of Energy as to the details of the program, we believe the new royalty regime will have a relatively minor impact on the Company. We estimate that we will experience an increase in royalty expense in a range of 3% to 5%
at current price levels. As more details become available, we will update our assessment and advise accordingly.

    Forward-Looking Statements
    --------------------------
    Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) capital and operating expenditures
(ii) exploration, drilling, completion, and production matters and (iii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. Compton may, as considered necessary in the circumstances, update or revise forward-looking information, whether as a result of new information, future events, or otherwise. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President & CEO, N.G. Knecht, VP Finance & CFO, or Lorna Klose, Manager,
Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 17:24e 01-NOV-07